Exhibit 99.1

Consent Form
Re Extraordinary Resolution
NORTH AMERICAN ENERGY PARTNERS INC.
Solicitation of Consents to Amend the Indenture Relating to the
9.125% Series 1 Senior Unsecured Debentures due 2017 (the “Notes”)
CUSIP No. 656844AF4 AND 656844AG2
ISIN No. CA656844AF46 and CA656844AG29
Pursuant to the Consent Solicitation Statement
Dated September 20, 2013

The Solicitation (as defined below) will expire, and the deadline for Consents (as defined below) will be, at 5:00 p.m., Toronto time, on October 9, 2013, unless extended (such time and date, as they may be extended, the “Expiration Time”). The Consents are being solicited in connection with proposed amendments to the Indenture (as defined below) to allow the Company (as defined below) to make Restricted Payments (as defined in the Indenture) in an aggregate amount of up to $30,000,000, subject to certain limitations. Holders (as defined below) who desire to receive the Consent Fee (as defined below) must deliver a Consent to the Proposed Amendment (as defined below) pursuant to the Solicitation prior to the Expiration Time. Any delivery of a Consent by a Holder will be irrevocable and may not be withdrawn once received by the Tabulation Agent.

The Tabulation Agent for the Solicitation is:

BNY Trust Company of Canada
By Overnight Delivery or Regular Mail: BNY Trust Company of Canada c/o BNY Mellon Corporate Trust – Reorg 111 Sanders Creek Parkway East Syracuse, NY 13057	By Email: Adam.decapio@bnymellon.com Confirm by Telephone: 315-414-3360	By Facsimile: 732-667-9408 Attn: Adam DeCapio Confirm by Telephone: 315-414-3360	By Registered or Certified Mail: BNY Trust Company of Canada c/o BNY Mellon Corporate Trust – Reorg 111 Sanders Creek Parkway East Syracuse, NY 13057

Delivery of this Consent Form to an address, or transmission via email to an email address, or transmission via facsimile to a number, other than as set forth above, will not constitute valid delivery.  Delivery of Consent Forms should be made sufficiently in advance of the Expiration Time to assure that the Consent Form is received prior to the Expiration Time (and, in the case of facsimile or email transmission, that the original Consent Form is received by the Tabulation Agent prior to 5:00 p.m. (Toronto time) on the fourth business day following the Expiration Time).

ALL PROPERLY COMPLETED, EXECUTED AND DATED CONSENTS MUST BE RECEIVED BY THE TABULATION AGENT PRIOR TO THE EXPIRATION DATE.  BENEFICIAL OR NON-REGISTERED HOLDERS (AS DEFINED HEREIN) SHOULD PROMPTLY CONTACT THEIR INTERMEDIARIES AND OBTAIN AND FOLLOW THEIR INTERMEDIARIES’ INSTRUCTIONS WITH RESPECT TO THE APPLICABLE CONSENT PROCEDURES AND DEADLINES, WHICH MAY BE EARLIER THAN THE DEADLINES THAT ARE SET OUT IN THIS CONSENT FORM AND THE SOLICITATION STATEMENT REFERRED TO BELOW.

ANY DELIVERY OF A CONSENT BY A HOLDER WILL BE IRREVOCABLE AND MAY NOT BE WITHDRAWN ONCE RECEIVED BY THE TABULATION AGENT.

HOLDERS WHO DO NOT DELIVER A PROPERLY COMPLETED AND EXECUTED CONSENT ON OR PRIOR TO THE EXPIRATION DATE WILL BE BOUND BY THE TERMS OF THE PROPOSED AMENDMENT IF WE RECEIVE THE REQUISITE CONSENTS AND THE CONDITIONS TO THE PROPOSED AMENDMENT ARE SATISFIED OR WAIVED.

This Consent Form is delivered in connection with the Consent Solicitation Statement, dated September 20, 2013 (as the same may be amended, supplemented or modified from time to time, the “Solicitation Statement”) of North American Energy Partners Inc., a Canadian federal corporation (the “Company” or “we” or “us”), and this Consent Form and instructions hereto (the “Consent Form”), which together with the Solicitation Statement constitute the Company’s solicitation (the “Solicitation”) of the consent (the “Consent”) of Holders of Notes to certain proposed amendments as detailed in the Solicitation Statement (the “Proposed Amendment”) to the Trust Indenture dated as of April 7, 2010, as supplemented by a First Supplemental Indenture dated as of April 7, 2010 (the “Indenture”), by and among the Company, its subsidiary guarantors (the “Guarantors”) and BNY Trust Company of Canada, the successor to CIBC Mellon Trust Company of Canada, as trustee (the “Trustee”), pursuant to which the Notes were issued.

All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Solicitation Statement.

In order to consent, each Holder must complete and sign this Consent Form (or a facsimile hereof), and mail, email or deliver this Consent Form (or such facsimile) in accordance with the procedures set forth in this Consent Form and the Solicitation Statement.  This Consent must not be used by Beneficial or Non-Registered Holders.  Beneficial or Non-Registered Holders must obtain and follow their intermediaries’ instructions with respect to the applicable Consent procedures.

The instructions accompanying this Consent Form should be read carefully before this Consent Form is completed.  Any requests for assistance or additional copies of this Consent Form or the Solicitation Statement may be directed to the Information Agent as set forth on the back page of the Solicitation Statement.  You may also contact your broker, dealer, commercial bank, or other nominee for assistance concerning this solicitation of Consents.  We have distributed copies of the Solicitation Statement to Intermediaries who are required to forward these materials to Beneficial or Non-Registered Holders (as defined below).  If you are a Beneficial or Non-Registered Holder, you will be provided with materials from your Intermediary (as defined below) which must be completed and signed by you in accordance with the directions and instructions contained in such materials.

By executing this Consent Form, the undersigned acknowledges receipt of the Solicitation Statement.  The terms of the Solicitation set forth in the Solicitation Statement are incorporated herein by reference and form part of the terms and conditions of this Consent Form.

The Proposed Amendment will become effective with respect to the Notes only upon the satisfaction of the “Supplemental Indenture Condition” and satisfaction or waiver of the “General Conditions”, as described under “Conditions to the Solicitation” in the Solicitation Statement.  If such conditions are satisfied or waived, the Supplemental Indenture will be executed by Company and the Trustee, and the Proposed Amendment will become effective as of the date of such execution, whereupon all current Holders, including non-consenting Holders, and all subsequent holders will be bound by the Proposed Amendment.  Failure to complete and return a Consent will have the effect of not consenting to the Proposed Amendment.  Receipt of such Requisite Consents shall constitute an “Extraordinary Resolution” as defined in the Indenture.

The Company will pay each Holder a Consent Fee of $30.00 for each $1,000 principal amount of Notes in respect of which a valid Consent is received by the Tabulation Agent prior to the Expiration Time and which has been accepted by us.  The Consent Fee will only be paid upon satisfaction or waiver of the Conditions, as described under “Conditions to the Solicitation” in the Solicitation Statement.

Notwithstanding anything to the contrary herein, in the case of any Notes that are registered in the name of a clearing agency of which an intermediary is a participant, we may satisfy our obligation set out in the Solicitation Statement to pay to the Holder thereof a Consent Fee by paying such Consent Fee directly to the relevant intermediary, for the benefit of the beneficial owners of such Notes.

If Holders collectively deliver Consents that exceed the Requisite Consents, the Company may elect to accept only a portion of such Consents (but not less than the Requisite Consents), in which case we will select the Consents to be accepted on a pro rata basis, subject to rounding at the Company’s discretion, and in such case the Consent Fee to be paid to each Holder would be less than the Consent Fee that would have been paid to such Holder if 100% of the Consents delivered by such Holder with respect to its Notes had been accepted by the Company.  As a result, if all Holders Consent and the Company pro rates the Consent Fee, based on the two thirds required for the Requisite Consent, Holders would receive $20.00 per $1,000 principal amount of Notes as payment for the Consent Fee.

CONSENT TO AMENDMENT

The undersigned agrees and acknowledges that, by the execution and delivery hereof, the undersigned hereby (i) consents to the Proposed Amendment as described in the Solicitation Statement, (b) makes and delivers an instrument in writing for the purposes of the Indenture, with respect to the Notes in respect of which this Consent is delivered, to the Proposed Amendment as permitted by the Indenture, (c) authorizes the Trustee and the Company to execute any further instrument in writing that may be required to give effect to the Proposed Amendment pursuant to the Indenture, and (d) and authorizes the Trustee and the Company to execute any indenture supplemental to the Indenture to embody or give effect to the Proposed Amendment and to do all other things reasonably required to give effect to this Consent and the Proposed Amendment.

The undersigned acknowledges that it must comply with the other provisions of this Consent, and complete the other information required herein, to validly consent to the Proposed Amendment.

The undersigned hereby represents and warrants that the undersigned has full power and authority to give the consent contained herein.  The undersigned shall, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to perfect the undersigned’s consent or evidence such power and authority.

The undersigned hereby agrees that this Consent will be irrevocable once delivered, even if the Solicitation shall be extended beyond the initial Expiration Time.  The undersigned understands that Consents delivered pursuant to any of the procedures described under “Procedures for Delivering Consents” in the Solicitation Statement will constitute a binding agreement between the undersigned and us upon the terms and subject to the conditions of the Solicitation.

All authority conferred or agreed to be conferred by this Consent will survive the death, incapacity, dissolution or liquidation of the undersigned and every consent, agreement and obligation of the undersigned under this Consent will be binding upon the undersigned’s heirs, personal representatives, successors and assigns.

The record date for purposes of this Solicitation is 5:00 p.m. (Toronto time) on September 18, 2013 (the “Record Date”).  However, we reserve the right to establish from time to time any new date as the Record Date with respect to the Notes for purposes of the Solicitation and, thereupon, any such new date will be deemed to be the “Record Date” for purposes of such Solicitation.  Only Holders as of the Record Date will be entitled to consent to the Amendment.

You may be a beneficial owner of Notes (a “Beneficial or Non-Registered Holder”) if your Notes are registered either:

(1) in the name of an intermediary (an “Intermediary”) with whom you deal in respect of the Notes, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(2) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant.

Any Beneficial or Non-Registered Holder who wishes to deliver a Consent should not execute this Consent Form.  Instead, he, she or it must instruct the relevant Intermediary to execute an appropriate consent form on his, her or its behalf.

Only Holders are eligible to consent to the Amendment.  As used herein, the term “Holder” means each person shown on the records of the registrar for the Notes as a holder of the Notes at the Record Date.  As at the date hereof, CDS, as the sole registered holder of the Notes, is the sole Holder for purposes of this Solicitation.

Beneficial or Non-Registered Holders should promptly contact their Intermediaries and obtain and follow their Intermediaries’ instructions with respect to the applicable consent procedures and deadlines, which may be earlier than the deadlines that are set out in this Consent Form and the Solicitation Statement.

If a person purchases Notes after the Record Date and the Holder of such Notes as of the Record Date previously consented (or thereafter consents) to the Proposed Amendment, such Consent of the Holder as of the Record Date, and not the subsequent holder, will be eligible for acceptance by the Tabulation Agent if it was (or is) validly submitted.  However, if a person purchases Notes after the Record Date and the Holder of such Notes as of the Record Date has not previously consented to the Proposed Amendment, the purchaser may obtain an appropriate consent from the Holder as of the Record Date and submit a Consent on or prior to the Expiration Time.

This Consent relates to the total principal amount of the Notes held of record by the undersigned, unless Notes held of record by the undersigned are to be excluded from this Consent, which exclusion is clearly indicated in the table below.  The undersigned has listed in the table below the name(s) and address(es), certificate number(s), and principal amount of the Notes held of record by the undersigned in respect of which Consent is given.  If the space provided below is inadequate, list all such information on a separate signed schedule and affix the schedule to this Consent.

Consent Fee

Upon the terms and subject to the conditions set forth in this Consent and in the Solicitation Statement, the Company agrees to pay each Holder who has on or prior to the Expiration Time validly delivered a Consent that has been accepted by the Company the Consent Fee specified in the Solicitation Statement by wire transfer, provided that the conditions specified in “Conditions to the Solicitation” in the Solicitation Statement are satisfied or waived by the Company, which payment obligation, with respect to Notes registered in the name of a clearing agency of which an Intermediary is a participant, the Company may satisfy by paying such Consent Fee directly to the relevant Intermediary for the benefit of the beneficial owners of the relevant Notes.  See “Acceptance of Consents” and “Terms of the Solicitation” in the Solicitation Statement.

The undersigned requests that payment of the applicable Consent Fee be to the undersigned by wire transfer to the account specified below.

PLEASE COMPLETE THE FOLLOWING TABLES ON THIS AND THE NEXT PAGE

DESCRIPTION OF NOTES TO WHICH CONSENT IS GIVEN
NAME(S) AND ADDRESS(ES) OF HOLDER(S) (PLEASE FILL IN, IF BLANK, EXACTLY AS NAME(S) APPEAR(S) ON NOTES) OR CDS PARTICIPANT(S)	NOTES WITH RESPECT TO WHICH THIS CONSENT IS GIVEN (ATTACH ADDITIONAL SCHEDULE, IF NECESSARY)

	CERTIFICATE OR CDS ACCOUNT NUMBER(S)	PRINCIPAL AMOUNT OF NOTES IN RESPECT OF WHICH CONSENT IS GIVEN
CUSIP NO.
		656844AF4	656844AG2

TOTAL:

IMPORTANT READ CAREFULLY
THIS CONSENT MUST BE EXECUTED BY THE HOLDER(S) IN EXACTLY THE SAME MANNER AS THE NAME(S) OF SUCH HOLDER(S) APPEAR(S) ON THE NOTES.  IF NOTES TO WHICH THIS CONSENT RELATES ARE HELD BY TWO OR MORE JOINT HOLDERS, ALL SUCH HOLDERS MUST SIGN THIS CONSENT.  IF SIGNATURE IS BY A TRUSTEE, EXECUTOR, ADMINISTRATOR, GUARDIAN, ATTORNEY-IN-FACT, OFFICER OF A CORPORATION OR OTHER PERSON ACTING IN A FIDUCIARY OR REPRESENTATIVE CAPACITY, SUCH PERSON SHOULD SO INDICATE WHEN SIGNING AND MUST SUBMIT PROPER EVIDENCE SATISFACTORY TO THE COMPANY OF SUCH PERSON’S AUTHORITY SO TO ACT.

WIRE TRANSFER ACCOUNT DETAILS
NAME OF BANK:
ADDRESS:
SWIFT CODE:
BANK NO.:
ACCOUNT NAME:
BANK ACCOUNT NO.:

CONSENTS BY THE UNDERSIGNED HOLDER/INTERMEDIARY AS OF THE DATE REFERENCED BELOW

SIGNATURE:
(HOLDER, OR INTERMEDIARY OR CDS PARTICIPANT WITH MEDALLION GUARANTEE STAMP)
DATED:
NAME:
(PLEASE PRINT)
CAPACITY:
ADDRESS:
(INCLUDING POSTAL CODE)
AREA CODE AND TELEPHONE NO. ( )

PLACE MEDALLION GUARANTEE STAMP HERE:

Any questions regarding the terms of the Solicitation may be directed to the Solicitation Agent at the telephone numbers and address listed below.

The Solicitation Agent for the Solicitation is:

CIBC World Markets Inc.
161 Bay Street, 5th Floor
Toronto, Ontario
M5J 2S8

(416) 594-8515 (Call Collect)

Any questions, requests for assistance in completing the Consent or requests for assistance or additional copies of the Solicitation Statement, this Consent Form or any other documents relating to the Solicitation may be directed to the Information Agent at the telephone numbers and address listed below.  A Holder may also contact such Holder’s broker, dealer, commercial bank or trust company or nominee for assistance concerning the Solicitation.

The Information Agent for the Solicitation is:

Georgeson Shareholder Communications Canada Inc.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
1-866-676-3008 (Toll Free)

Email: askus@georgeson.com

TOR01: 5328623: v6